Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and six months ended June 30, 2015 and 2014:

	Three Months Ended June 30,		Six Months Ended June 30,
amounts in thousands, except share and per share amounts	2015	2014	2015	2014
Net income	$19,184	$16,861	$45,113	$44,829

Basic weighted average shares	14,396,048	14,259,753	14,370,123	14,246,701
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	366,954	117,723	356,159	155,039

Diluted weighted average shares	14,763,002	14,377,476	14,726,282	14,401,740

Net income per common share:
Basic	$1.33	$1.18	$3.14	$3.15

Diluted	$1.30	$1.17	$3.06	$3.11